99.6

                                Allied Domecq PLC

Notification of Interests of Directors - Allied Domecq PLC Long Term
Incentive Scheme 1999, Allied Domecq PLC Inland Revenue Approved Executive Share Option Scheme 1999 and Allied Domecq PLC Executive Share Option Scheme 1999

In accordance with Section 329 of the Companies Act 1985, this is to advise that on 1 November 2002 the under mentioned directors were granted options to acquire Ordinary shares in accordance with the terms of the Allied Domecq PLC Long Term Incentive Scheme 1999, the Allied Domecq PLC Inland Revenue Approved Executive Share Option Scheme 1999 and the Allied Domecq PLC Executive Share Option Scheme 1999.

Name                        Options Granted     Options Granted under   Options Granted under         Current
                             under the Long        the Inland Revenue     the Executive Share      Balance of
                             Term Incentive        Approved Executive      Option Scheme 1999     Outstanding
                                Scheme 1999  Share Option Scheme 1999                                 Options

Mr P Bowman                         321,989                     7,853                 434,882       2,329,875
Mr G C Hetherington                  79,842                     7,853                 131,872         715,564
Mr D Scotland                        87,172                     7,853                 144,699         848,777
Mr R G Turner                        80,366                     7,853                 132,788         751,225

In the case of the options granted on 1 November 2002:-

Allied Domecq PLC Long Term Incentive Scheme 1999

(a)        the amount due on exercise per Ordinary share will be 0.1p.

(b) options will become exercisable subject to Allied Domecq's total shareholder return performance over a three-year period relative to a group of 21 other UK-based and international comparator companies, with no award vesting for performance below median, 40% vesting at median performance and 100% vesting for performance at upper quartile or above. Vesting will also depend upon Allied Domecq's Remuneration Committee being satisfied that the share price performance reflects the underlying financial performance of the Company.

(c) options will be exercisable (subject to the achievement of the performance condition) between 1 November 2005 and 31 October 2012.

Allied Domecq PLC Inland Revenue Approved Executive Share Options Scheme 1999 and Allied Domecq PLC Executive Share Option Scheme 1999

(a)        the amount due on exercise per Ordinary share will be 382p.

(b) options will become exercisable subject to Allied Domecq's EPS growth exceeding the Retail Price Index ("RPI") by 9% over a three-year performance period. If the performance condition is not met at the end of three years, the performance period is extended first to four years and then five years, with a proportionate increase in the performance condition to RPI plus 12% and 15% respectively.

(c) options will be exercisable (subject to the achievement of the performance condition) between 1 November 2005 and 31 October 2012.



Charles B Brown
Director of Secretariat &
Deputy Company Secretary (Tel: +44 (0)117 978 5265)

1 November 2002